UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

NITCHES, INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

1333 N Buffalo Dr., Suite 210

Las Vegas, NV 89128

(678) 999-6242

(Address, including zip code, and telephone number,

including area code, of issuer’s principal executive office)

85-4188308

(IRS Employer Identification Number)

ITEM 9. OTHER EVENTS

On our Offering Circular on Form 1-A/A, dated September 8, 2021, in the discussion of its Business beginning on page 6 therein, Nitches, Inc., a Nevada corporation (the “Company”), described Phase I of its business plan to launch a line of “athleisure” clothing in partnership with various entertainers, celebrities and social media influencers.  The Company would like to update the discussion of its Business with newly developed details about its athleisure clothing, which the Company believes it is important for the market to know.

The Company plans for each item sold in the limited edition lines of clothing and brands it creates with various entertainers, celebrities and social media influencers to be inscribed (in the tag or elsewhere) with a unique QR code in order to authenticate the item and help prevent counterfeiting of the Company’s goods.

The Company has plans to make it possible when purchasers receive their item, they can scan the QR code with their smart phone to authenticate the product; the QR code opens a link on their smart phone’s web browser that verifies the authenticity of the purchased product and provides the purchaser the opportunity to create and register an NFT (non-fungible token, a cryptographic asset created through blockchain technology) of their purchased product incorporating the unique QR code.

The Company believes registering the product and its unique QR code as an NFT will help protect each brand and their name, image and likeness as well as make the purchase of its goods a unique irreplaceable experience for customers by owning a unique wearable NFT clothing item.  The Company believes this will increase engagement with the Company’s social media presence creating an on-line community of its customers thereby improving brand identity for the Company – while also preventing counterfeiting and allowing true verification (consumers and customers can verify they are real and authentic) of authentication (authenticity) of its products with various entertainers, celebrities and social media influencers. However the Company does not believe the NFT will have any value separate from the value of the physical item and purchasers of the physical goods should not expect any capital appreciation of the NFT.

The Company would bear the cost of registering the NFTs.  As applications of the “meta-verse” evolve, the Company may offer 3D digital representations of the NFT clothing to the owner of the NFT that can be wearable across various meta-verse applications. The meta-verse refers to a combination of multiple elements of technology, including virtual reality, augmented reality and video, where users “live” (or interact with another) within a digital universe1.

1 USA Today, “Everyone Wants to Own the Metaverse including Facebook and Microsoft. But what exactly is it?” By Mike Snider and Brett Molina. Published November 10, 2021 and Updated December 22, 2021. Accessed on December 22, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NITCHES, INC.

By:      /s/ John Morgan

Name: John Morgan

Title:   Chief Executive Officer

Date: December 23, 2021